02 APR -2 AM 8:21

To: SEC Headquarters
Office of International
Corporate Finance
Judiciary Plaza 450 Fifth Street
Washington DC 20549

Ns. Rif. Direzione di Gruppo
Affari Societari GFM/fg

Data March 27th , 2002

02028199

SUPPL

File n.°: 82-4855

Oggetto: **ANNUAL REPORT; PLAN TO REORGANISE THE BANK AND THE GROUP - PRESS RELEASES**

herewith enclosed, we send you the press releases about annual report and plan to reorganise the bank and the group sent to main italian media.

Yours faithfully,

BANCA POPOLARE DI LODI
DIREZIONE DI GRUPPO
AFFARI SOCIETARI

PROCESSED
APR 19 2002
THOMSON FINANCIAL

Press release – Lodi, 21 March 2002

Banca Popolare di Lodi Board Meeting
2001 consolidated financial statements approved

net profit 75.3 mn euro (+ 14.05%)
net interest income euro 726.4 mn (+ 12.69%)
income from banking activities 1,153.0 mn euro (+ 2.46%)
operating profit 426.5 mn euro (+ 2.46%)
direct customer deposits 21,728.15 mn euro (+15.96)
total assets 35,483 mn euro (+3.37%)

English Translation

The Board of Directors of Banca Popolare di Lodi met yesterday evening under the chairmanship of Giovanni Benevento and approved the draft consolidated financial statements for 2001.
Despite the unfavourable conditions on financial markets, the Bipielle Group still managed to continue its earnings trend, posting a net profit for the year of 75.311 mn euro compared with 66.031 mn euro last year, an increase of 14.05%.
These results confirm the growth trends thanks to the fact the buoyancy of the traditional banking business, the effectiveness of the rationalisation and reorganisation processes currently underway, the positive trend in Efibanca's merchant banking activities and of Bipielle Ducato's consumer credit business, as well as effective control over lending risk.
The steady improvement in the economic results can be seen from the trend in net interest income which reached 726.376 mn euro, an increase of 12.69% on last year.
Despite the negative trends in asset management and trading orders, net commission income still managed to do better than the average for the national banking system, going from 320.755 mn euro to 297.098 mn euro (-7.38%).
The Group's focus on a policy of cost containment is confirmed by the figure for administrative expenses, which are substantially in line with the previous year at 726.5 mn euro, versus 709.1 mn euro for 2000: the increase of 2.45% is in fact attributable to the investments in new businesses and integration charges, while personnel costs only went up by 1.89%.
Despite the negative performance of financial markets and the contraction of commissions, *operating profit rose to 426.534 mn euro, compared with 416.284 mn euro last year* (+2.46%).

CONSOLIDATED INCOME STATEMENT

Amounts in millions of euro			
Consolidated income statement	**31.12.01**	**31.12.00** (Pro-forma)	**Change**
Net interest income	726.376 euro	644.573 euro	+12.69%
Net commission income	297.098 euro	320.755 euro	-7.38%
Income from banking activities	1,153.039 euro	1,125.393 euro	+2.46%
Personnel.costs	402.593 euro	395.128 euro	+1.89%
Net profit	75.311 euro	66.031 euro	+14.05%

Balance sheet

The Group balance sheet shows growth in direct customer deposits which rose to 21,728 million euro (+15.96), a combination of due to customers (10,711 mn euro) and securities issued. Under due to customers, current accounts rose to 7,225 mn euro (+19.66%). Under securities issued, bonds increased by 29.82% to 9,767 mn euro.

Indirect customer deposits came to 22,519 mn euro, showing a slight decline with respect to the previous year. This was due to asset management, which was affected by the negative trend on financial markets: in fact, assets under management fell from 15,055 mn euro as of 31 December 2000 to the present level of 13,687 mn euro, even if there have been evident signals of recovery since the last quarter of 2001. Indeed, Bipielle Fondicri, the Group's asset management company, has seen positive net inflows of 443 mn euro since October 2001 as a result of distributing funds through Bipielle branches.

The caption for customer loans shows a positive trend: as of 31.12.01 they amount to 19,603 mn euro, up 7.45% on last year's figure.

Shareholders' equity has gone from 1,328 million euro at the end of the last year to the current figure of 1,775 million euro (+33.60%). This is largely due to the increase in capital carried out in June 2001 which led to the subscription of all the newly-issued shares (18,932,914 of them), for a total value of 227,194,968 euro.

English Translation

CONSOLIDATED BALANCE SHEET

Amounts in millions of euro

Consolidated balance sheet	**31.12.01**	**31.12.00** (Pro-forma)	**Change**
Total assets	35,483 euro	34,328 euro	+3.37%
Customer loans	19,603 euro	18,243 euro	+7.45%
Shareholders' equity	1,775 euro	1,328 euro	+33.60%
Direct customer deposits	21,728 euro	18,737 euro	+15.96%
Indirect deposits	22,519 euro	24,209 euro	-6.98%

Operational structure

During the year, the scope of consolidation of the Bipielle Group did not change significantly. The operational structure was strengthened even further thanks to the completion of the 2001 branch plan, which led to the opening of 70 branches located throughout Italy.

After the new openings in the last three months the total number of Group branches rose to 700, which further strengthened its market share in Lombardy, Tuscany and Sicily. The number will continue to rise through organic growth to 800 by the end of next year.

The number of employees, on the other hand, did not change: 7,227 as at 31 December 2000 compared with 7,247 now.

In any case, during the course of 2001 the Group launched a reorganisation plan involving above all ICCRI - Banca Federale Europea, where the number of employees fell from 425 to 378, Efibanca, from 426 to 404, and the three Casse del Tirreno, from 2,190 to 2,088.

BANCA POPOLARE DI LODI

- **operating profit amounted to 242 million euro (+3,07%)**
- **net interest income 373 mn euro. (+15.05%)**
- **income from banking activities 513 mn euro (+4.66%)**
- **direct customer deposits 10,301 mn euro (+32.94%)**
- **customer loans 6,607 mn euro (+17.24%)**

During 2001 the Parent Bank continued the dynamic consolidation of its activities and structure, at the same time confirming the positive results already achieved at the end of the previous year.
The income statement of Banca Popolare di Lodi shows a net profit of 242 million euro, an increase of 3.07% compared with last year. Net interest income has increased by 15.05%, going from 324 mn to 372.8 mn euro.
Net commission income, despite the extremely unfavourable market conditions, reached 102.4 million euro, with only a slight decline; while income from banking activities totals 513 million euro, up 4.66% on the figure for 2000. The year closed with a net profit of 95.7 million euro, decreasing by 2.83% on 31/12/00. This decrease is due to a significant proportion of non-recurring expenses.
At the balance sheet level, net loans to customers showed strong growth, +17.24%, from 5,635 to 6,606 mn euro; of particular important is the growth in absolute value of current accounts, which rose from 2,772 mn euro last year to almost 3,567 mn euro this year (+28.67%); the same can be said for the 8.03% increase in mortgage loans, which amounted to 1,251 mn euro at the end of 2001.
Direct deposits have grown considerably (+32.94%) to 10,301 mn euro, while indirect deposits came in close to 7,000 mn euro, down 3.95% on 31/12/00; a decline caused by the drop in asset management, though it still remained around 2,6351 mn euro (-8.64%), holding up well compared with the lack of confidence that hit the sector in the last quarter of 2001. Customer funds under administration amount to almost 17,258 mn euro (+15.12).
As of 31 December 2001 the number of employees has gone up by 93 to 2,642; while at the end of 2001 the network consisted of 362 branches, in line with the expansion plan launched throughout the country.
The Board of Directors also resolved to propose the distribution of a dividend of 0.18 euro per Banca Popolare di Lodi share to the shareholders' meeting due to be held on 19 April 2002 at first calling and on 20 April 2002 at second calling. Dividends will be payable from 23 May 2002, with the shares going ex-coupon on 20 May 2002.

Lodi, 21 March 2001

English Translation

Main events of the Bipielle Group in 2001

- JANUARY 2001

Banca Bipielle Romagna Spa is born

The process of rationalising the Bipielle Group in Emilia Romagna begins by disposing of the Banca Popolare di Ferrara e Rovigo S.p.A.'s business activities to Banca Popolare di Forlì and changing its name into Banca Bipielle Romagna S.p.A. This operation is part of the plan to simplify the Group structure, based on economies of scale and synergies, at the same time laying the foundation of a new banking hub in the Northern Adriatic area.

- MARCH 2001

ICCRI-BFE and Casse del Tirreno: merger deed signed

ICCRI - BFE S.p.A. and Casse del Tirreno S.p.A. formalise the merger deed for the absorption of the Tuscan holding into ICCRI-BFE. The merger forms part of a series of extraordinary operations which Bipielle is carrying out to simplify the Group structure, centralise activities, rationalise the system of equity investments within the Group, and reduce the number of levels of shareholdings between the Parent Bank and operating companies.

- MAY 2001

Conclusion of the take over bid for Cassa di Risparmio di Imola

The takeover bid for Cassa di Risparmio di Imola closes with an acceptance rate of 99.59%. After acquiring control of the majority stake held by Fondazione CR Imola, Banca Popolare di Lodi launched a residual bid for the 37.82% held by private shareholders.

- JUNE 2001

Increase in share capital by Banca Popolare di Lodi: 100% take-up

The increase in capital by Banca Popolare di Lodi closes with a take-up rate of 100%; it was offered under option to the shareholders and convertible bondholders. The operation closed with the subscription of all of the newly-issued shares (18,932,914 of them), worth a total of 227,194,968 euro.This result, which was achieved thanks to the work performed by the Bipielle Group network, is even more remarkable considering that no placement syndicate was used.

- JULY 2001

Strategic partnership signed with CGNU

Deal signed between the Bipielle Group and CU Italia, the holding company of the CGNU Group in Italy, the leading UK life insurance company operating in Europe. This operation involves CGNU investing Lire 400 billion in the Bipielle Group by taking stakes in ICCRI-BFE (2.26%), Banca Popolare di Crema (23.7%) and Cassa di Risparmio di Imola (2.90%). From a corporate and commercial point of view, the operation will lead to the creation of an insurance joint venture by setting up a company to be held 50/50 by Bipielle and CGNU.

Strategic partnership signed with Fondazione Cassa di Risparmio di Pescara

An agreement for the Bipielle Group's acquisition through ICCRI-BFE of the 30% interest in Cassa di Risparmio di Pescara e di Loreto Aprutino S.p.A. held by the Fondazione was formalised.

Property spin-off launched

The property spin-off commences with the transfer of all of the property assets of the Bipielle Group to Bipielle Immobili, a wholly-owned subsidiary of Banca Popolare di Lodi. Bipielle Immobili will also be asked to study the possibility of merging with a prestigious partner, identified in Investimenti Immobiliari Lombardi SpA (IIL), a quoted company.

- AUGUST 2001

Bipielle Riscossioni Spa set up

The process of rationalising the corporate structure leads to the formation of Bipielle Riscossioni SpA. This company will act as a concession-holder for the collection of taxes, in the forms and methods laid down by the Ministry of Finance, and will manage the Group's 1,000-plus treasury windows.

English Translation

- SEPTEMBER 2001

Agreement signed with BSCH to set up a new securities house

Santander Central Hispano Investment (SCHI) - the investment bank of the BSCH Group - Banca Popolare di Lodi and Efibanca, the merchant bank of the Bipielle Group, have signed an agreement to set up an Italian securities house on a joint-venture basis. The new securities house will make use of the partners' banking networks to distribute securities and structured products; it will also allow the Bipielle Group to bring under one roof almost all of its securities trading operations, with the chance to offer this service to other small and medium-sized banks as well.

- OCTOBER 2001

Banking business acquired from Banca Bipielle Centrosud

Banca Popolare di Lodi finalises the acquisition of Banca Bipielle Centrosud's banking business, after having bought all of its share capital. The 17 branches located in Molise, Lucania and Campania, in addition to its head office located in Campobasso, are integrated with the network of Banca Popolare di Lodi.

Bipielle Group – Hopa: strategic partnership agreed

Banca Popolare di Lodi stipulates an umbrella agreement with Hopa S.p.A. and Fingruppo S.p.A. with a view to further consolidating the relationship between the two groups, and the subsequent entrance of Bipielle into the Hopa shareholders' voting syndicate.

NOVEMBER 2001

Merger plan approved

The merger plan for the absorption of ICCRI – BFE, Bipielle Ducato S.p.A. and Bipielle Center S.p.A. into Banca Popolare di Crema was approved, changing its name to ICCRI-BFE. At the same time, the project envisages the creation of a new company with the same name, registered office and articles of association of Banca Popolare di Crema, so that it can maintain all of its previous characteristics.

This operation makes it possible to bring together the networks of Bipielle Ducato and Bipielle Center in a new company called Bipielle Ducato, which will operate in the field of consumer credit, thereby accentuating its strategic role as part of the Bipielle Group. It will also bring together in one entity ICCRI - BFE's payment systems with Ducato's credit cards and consumer credit processing capacity, creating a financial and industrial hub for the development of this strategic area, while reinforcing the industrial matrix of ICCRI-BFE.

Bipielle Società di Gestione del Credito S.p.A. set up

A plan is launched to set up a new credit management company called Bipielle Società di Gestione del Credito S.p.A., to bring all loan recovery related activities under one roof. One advantage of the new company is to ensure a standard approach in the handling of anomalous positions; it will take over the direct management of problem loans, as well as direct management also of loans coming from other entities that are not part of the Bipielle Group.

DECEMBER 2001

Extraordinary shareholders' meeting of Banca Popolare di Lodi

At the extraordinary meeting the shareholders approved an increase in capital to service the takeover bids for 100% of Banca Popolare del Trentino and 49% of Banca Popolare di Bronte. In addition, it extended until 31 December 2003 the validity of the warrant for Banca Bipielle.Net ordinary shares.

English Translation

Main events of the Bipielle Group in 2002

JANUARY 2002

Banca Popolare di Lodi's interest in Investimenti Immobiliari Lombardi raised to 19.93%
The additional 9.95% in Investimenti Immobiliari Lombardi, equal to 4,725,150 shares, was bought from the Hopa Group at a price of 5 euro per share, for a total of 23.5 million euro. On signing the agreement, Banca Popolare di Lodi stake in Investimenti Immobiliari Lombardi rose to 19.93%.The operation is part of the plan to integrate Bipielle Immobili SpA, a subsidiary of Banca Popolare di Lodi to which all of the Bipielle Group's property assets will be transferred, and Investimenti Immobiliari Lombardi. The purpose is to create a company that is highly specialised in the property business, in line with best practice in Italy.

FEBRUARY 2002

Agreement signed between Banca Popolare di Lodi and Fondazione Cassa di Risparmio di Bolzano
Letter of intent stipulated between Banca Popolare di Lodi and Fondazione Cassa di Risparmio di Bolzano to consolidate the relationships that already exist between the Bipielle Group and Cassa di Risparmio di Bolzano, Bipielle Fondicri SGR's commercial partner in the field of asset management and Eurovita's in the field of bancassurance. One of the key elements of the agreement is that Banca Popolare di Lodi should buy a 20% stake in the share capital of Cassa di Risparmio di Bolzano S.p.A.

Banca Valori S.p.A. inaugurated in Brescia.
Banca Valori S.p.A., the Bipielle Group's new private bank in which the shareholders include the Hopa Group and other investors from Brescia, opens for business in prestigious premises in Brescia's Corso Palestro.

MARCH 2002

"Banca Popolare di Lodi London Branch" inaugurated
The Bipielle Group arrives in London's important financial market with its own affiliate, called "Banca Popolare di Lodi London Branch". This was possible thanks to the acquisition of Banco di Napoli's London branch situated at 1 Moorgate, in the centre of the City.
Real estate spin-off worth 418 million euro completed
The Bipielle Group completed the spin-off of its real estate assets by transferring properties held by Group companies to Bipielle Immobili S.p.A. The transfer involved more than 1,200 units, for a total value of 418 million euro. At the same time Bipielle Immobili S.p.A., which already owned buildings worth 183 million euro, changed its articles of association, taking the name of Bipielle Real Estate S.p.A.
Takeover bid for Banca Popolare del Trentino completed successfully
The friendly takeover bid for 100% of Banca Popolare del Trentino was completed with a take-up rate of 99.2%, a total investment of around 150 million euro, paid 50% in cash and 50% in shares of Banca Popolare di Lodi.

Comunicato stampa – Lodi, 21 marzo 2002
CdA Banca Popolare di Lodi
Approvato il bilancio consolidato 2001

utile netto 75,3 mln di euro (+ 14,05%)
margine d'interesse 726,4 mln di euro (+ 12,69%)
margine d'intermediazione 1.153,0 mln di euro (+ 2,46%)
risultato di gestione 426,5 mln di euro (+ 2,46%)
raccolta diretta da clientela 21.728 mln di euro (+15,96)
totale attivo 35.483 mln di euro (+3,37%)

Il Consiglio di Amministrazione della Banca Popolare di Lodi, presieduto da Giovanni Benevento, ha approvato nella seduta di ieri sera il progetto di bilancio consolidato del 2001.
Nonostante le condizioni sfavorevoli dei mercati finanziari, il Gruppo Bipielle conferma il proprio trend di sviluppo reddituale registrando un utile netto di 75,311 mln di euro contro i 66,031 mln di euro dello scorso esercizio, con un incremento del 14,05%.
I risultati si confermano dunque in crescita grazie alla soddisfacente tenuta dell'attività bancaria tradizionale, all'efficacia dei processi di razionalizzazione e di riorganizzazione avviati, al positivo andamento del merchant banking con Efibanca, del credito al consumo con Bipielle Ducato e all'efficace presidio del rischio di credito.
Il progressivo miglioramento dei risultati economici è evidenziato dall'andamento del margine d'interesse che raggiunge i 726,376 mln di euro, con una crescita del 12,69% rispetto allo scorso anno.
Le commissioni nette pur risentendo dell'andamento negativo del risparmio gestito e della raccolta ordini mostrano performances migliori rispetto al sistema bancario nazionale, passando da 320,755 mln di euro a 297,098 mln di euro (-7,38%).
L'attenzione del Gruppo alla politica di contenimento dei costi è confermata dal dato relativo alle spese amministrative che si mantengono sostanzialmente in linea con il precedente esercizio attestandosi a 726,5 mln di euro, contro 709,1 mln di euro al 31.12.00: l'incremento del 2,45% è infatti imputabile agli investimenti in nuovi business e agli oneri d'integrazione, mentre i costi del personale sono cresciuti soltanto del 1,89%.
Nonostante l'andamento negativo dei mercati finanziari e l'effetto derivante dalla contrazione delle commissioni il risultato di gestione mostra una dinamica positiva raggiungendo 426,534 mln di euro, contro i 416,284 mln di euro dello scorso esercizio (+2,46%).

DATI ECONOMICI CONSOLIDATI

Importi in milioni di **Euro**			
Datieconomici consolidati	**31.12.01**	**31.12.00** (Pro-forma)	**Variazione**
Margine d'interesse	726,376 Euro	644,573 Euro	+12,69%
Commissioni nette	297,098 Euro	320,755 Euro	-7,38%
Margine di intermediazione	1.153,039 Euro	1.125,393 Euro	+2,46%
Costi del personale	402,593Euro	395,128Euro	+1,89%
Utile netto	75,311 Euro	66,031 Euro	+14,05%

Dati patrimoniali

I dati patrimoniali del Gruppo evidenziano una crescita della raccolta diretta da clientela che raggiunge i 21.728 milioni di euro (+15,96), legata sia alla componente dei debiti verso la clientela (10.711 mln di euro) che a quella dei debiti rappresentati da titoli. In particolare, tra i debiti verso clientela, i conti correnti raggiungono i 7.225 mln di euro (+19,66%). Nei debiti rappresentati da titoli la componente delle obbligazioni ha registrato un aumento del 29,82%, portandosi a 9.767 mln di euro.

La raccolta indiretta da clientela si attesta a 22.519 mln di euro segnando una lieve flessione rispetto allo scorso esercizio. Ciò in virtù del risparmio gestito, che risente dell'evoluzione negativa dei mercati finanziari: il dato infatti da 15.055 mln di euro del 31 dicembre 2000, passa agli attuali 13.687 mln di euro, anche se vi sono segnali di ripresa evidenti già a partire dall'ultimo trimestre del 2001. Bipielle Fondicri, la SGR di Gruppo, ha raccolto infatti a partire da ottobre 2001, 443 milioni di Euro di flussi netti positivi, a seguito della distribuzione dei fondi presso le filiali del Gruppo Bipielle.

La voce relativa ai crediti verso la clientela mostra una buona dinamica: al 31.12.01 raggiungono i 19.603 *mln di euro con una crescita del* 7,45% *rispetto al dato riferito allo scorso anno.*

Il patrimonio netto è passato dai 1.328 milioni di euro dello scorso esercizio, agli attuali 1.775 milioni di euro (+33,60%); l'incremento è riconducibile prevalentemente all'aumento di capitale effettuato nel giugno 2001, che ha portato alla sottoscrizione di tutte le azioni di nuova emissione (n. 18.932.914 azioni), per un valore complessivo di 227.194.968 euro.

DATI PATRIMONIALI CONSOLIDATI

Importi in milioni di **Euro**			
Dati patrimoniali consolidati	**31.12.01**	**31.12.00 (Pro-forma)**	**Variazione**
Totale attivo	35.483 Euro	34.328 Euro	+3,37%
Crediti verso clientela	19.603 Euro	18.243 Euro	+7,45%
Patrimonio netto	1.775 Euro	1.328 Euro	+33,60%
Raccolta diretta da clientela	21.728Euro	18.737 Euro	+15,96%
Raccolta indiretta	22.519 Euro	24.209 Euro	-6,98%

Struttura operativa

Nel corso dell'anno il perimetro di consolidamento del Gruppo Bipielle non ha subito variazioni di rilievo. La struttura operativa ha registrato però un ulteriore consolidamento grazie al completamento del piano sportelli 2001 che ha portato all'inaugurazione di 70 filiali distribuite su tutto il territorio nazionale.

In seguito alle nuove aperture degli ultimi tre mesi il numero complessivo delle filiali di Gruppo è salito a 700, contribuendo a consolidare ulteriormente le quote di mercato in Lombardia, Toscana e Sicilia, e raggiungerà quota 800 entro la fine del prossimo anno, attraverso una crescita per linee interne.

Il numero dei dipendenti è rimasto invece sostanzialmente invariato: ai 7.227 del 31 dicembre 2000 fanno riscontro gli attuali 7.247.

Nel corso del 2001 il Gruppo ha comunque avviato un piano di ristrutturazione, che ha interessato in modo particolare ICCRI - Banca Federale Europea, dove i dipendenti sono scesi da 425 a 378 unità, Efibanca, da 426 a 404, e le tre Casse del Tirreno, da 2.190 a 2.088.

BANCA POPOLARE LODI

- **Risultato di gestione a 242** Euro mln **(+3,07%)**
- **Margine d'interesse 373** Euro mln. **(+15,05%)**
- **Margine d'intermediazione 513** Euro mln **(+4,66)**
- **Raccolta da clientela 10.301** Euro mln **(+32,94%)**
- **Crediti verso la clientela a 6.607** Euro mln **(+17,24%)**

Nel corso del 2001 la Capogruppo ha proseguito il processo di consolidamento dinamico delle proprie attività e struttura confermando al tempo stesso i risultati positivi già conseguiti alla chiusura dell'esercizio precedente.

I dati economici della Banca Popolare di Lodi evidenziano infatti un Risultato di Gestione di quasi 242 milioni di Euro, con un incremento del 3,07% rispetto allo scorso anno. Il margine d'interesse registra una crescita del 15,05% passando dai 324 milioni di Euro agli attuali 372,8 milioni di Euro.

Le commissioni nette, malgrado le condizioni estremamente sfavorevoli del mercato, si sono attestate a 102,4 milioni di Euro registrando una leggera flessione; mentre il margine di intermediazione raggiunge i 513 milioni di Euro, incrementandosi del 4,66% rispetto al dato del 31/12/00. L'esercizio si chiude con un utile netto di 95,7 milioni di Euro, in flessione del 2,83% rispetto al dato del 31/12/2000; decremento dovuto al peso rilevante degli oneri straordinari.

A livello patrimoniale, i crediti netti verso clientela, crescendo del 17,24% (da 5.635 a 6.606 mln di Euro), manifestano una buona dinamica; di particolare rilevanza si mostra sia la crescita in valore assoluto dei conti correnti, che passano dai 2.772 mln di Euro del precedente esercizio ai quasi 3.567 mln di Euro a fine 2001 (+28,67%); sia l'incremento dell'8,03% dei mutui, che al 31-12-2001 ammontano a 1.251 mln di Euro.

La raccolta diretta registra un sensibile incremento (+32,94%) raggiungendo i 10.301 mln di Euro, quella indiretta sfiora i 7.000 mln di Euro circa, in diminuzione del 3,95% rispetto al 31/12/00; una flessione dovuta al calo del risparmio gestito, che si mantiene tuttavia intorno ai 2.6351 mln di Euro (-8,64%), mostrando di tenere rispetto all'ondata di sfiducia che ha investito il comparto nell'ultimo trimestre del 2001. La massa amministrata da clientela ammonta a quasi 17.258 mln di Euro (+15,12).

I dipendenti al 31 dicembre 2001 risultano in aumento di 93 unità raggiungendo quota 2642; mentre la rete dispone a fine 2001 di 362 filiali, una crescita coerente con il piano d'espansione avviato su tutto il territorio nazionale.

Il Consiglio di Amministrazione ha inoltre deliberato di proporre all'Assemblea dei Soci, che si terrà in prima convocazione e il 19/04/02 e **in seconda convocazione il 20 aprile 2002**, l'attribuzione di un dividendo pari a Euro 0,18 per ciascuna azione Banca Popolare di Lodi. La prima data utile per il pagamento del dividendo proposto è il 23 maggio 2002, con preventivo stacco cedola in data 20 maggio 2002.

Lodi 21 marzo 2002

Principali eventi del Gruppo Bipielle nel 2001

- **Gennaio 2001**

Nasce Banca Bipielle Romagna Spa
Prende il via il processo di razionalizzazione del Gruppo Bipielle in Emilia Romagna, attraverso la cessione del ramo d'azienda della Banca Popolare di Ferrara e Rovigo Spa alla Banca Popolare di Forlì, con il conseguente cambio di denominazione in Banca Bipielle Romagna S.p.A. L'operazione rientra nel disegno di semplificazione della struttura del Gruppo e si fonda sulla ricerca di economie di scala e sinergie di scopi, creando al tempo stesso i presupposti per la costituzione di un nuovo polo creditizio nell'area nord adriatica.

- **Marzo 2001**

ICCRI-BFE e Casse del Tirreno: siglato l'atto di fusione
ICCRI–BFE S.p.A. e Casse del Tirreno Spa formalizzano l'atto di fusione per incorporazione della holding toscana in ICCRI-BFE. L'atto di fusione rientra nel quadro delle operazioni a carattere straordinario che il Gruppo Bipielle ha avviato per semplificare la struttura societaria, accentrare le attività, razionalizzare il sistema delle partecipazioni interne e ridurre le mediazioni azionarie fra capogruppo e società operative.

- **Maggio 2001**

Conclusa l'OPAS sulla Cassa di Risparmio di Imola
Si conclude con un'adesione pari al 99,59% l'OPAS sulla Cassa di Risparmio di Imola. Dopo aver acquisito il controllo del pacchetto di maggioranza detenuto dalla Fondazione CR Imola, la Banca Popolare di Lodi ha lanciato l'operazione sul 37,82% del capitale sociale detenuto dai soci privati.

- **Giugno 2001**

Aumento di capitale Banca Popolare di Lodi: adesioni pari al 100%
Si chiude con un'adesione pari al 100% l'aumento di capitale della Banca Popolare di Lodi, offerto in opzione agli azionisti e ai portatori di obbligazioni convertibili. L'operazione si è conclusa con la sottoscrizione di tutte le azioni di nuova emissione (n. 18.932.914 azioni), per un valore complessivo di Euro 227.194.968.Il risultato conseguito grazie alla rete del Gruppo Bipielle assume ancor più rilievo in quanto ottenuto senza consorzio di collocamento.

- **Luglio 2001**

Siglata partnership con CGNU
Realizzato il closing dell'operazione fra il Gruppo Bipielle e CU Italia, società holding del Gruppo CGNU in Italia, la company assicurativa inglese leader in Europa nel 'Ramo Vita'. L'accordo prevede l'investimento da parte di CGNU di 400 miliardi di Lire nel Gruppo Bipielle attraverso l'acquisizione di quote di partecipazione in ICCRI–BFE (2,26%), Banca Popolare di Crema (23,7%) e Cassa di Risparmio di Imola (2,90%). L'operazione porterà inoltre alla creazione di una joint-venture assicurativa attraverso la costituzione di una società paritetica, controllata al 50% da Bipielle e al 50% da CGNU.
Sottoscritto accordo strategico con Fondazione Cassa di Risparmio di Pescara
Dopo aver formalizzato l'accordo per l'acquisto da parte del Gruppo Bipielle - tramite la controllata ICCRI-BFE - del 30% del capitale della Cassa di Risparmio di Pescara e di Loreto Aprutino S.p.A., detenuto dalla Fondazione.
Varato spin off immobiliare
Prende il via l'operazione di spin off con il conferimento di tutti i cespiti immobiliari del Gruppo Bipielle all'interno di Bipielle Immobili, società controllata dalla Banca Popolare di Lodi. A Bipielle Immobili, viene altresì conferito l'incarico di avviare lo studio per realizzare la fusione con un partner di elevato standing, individuato nella Investimenti Immobiliari Lombardi SpA (IIL), società quotata in Borsa.

- **Agosto 2001**

Costituita Bipielle Riscossioni SpA
Il processo di razionalizzazione della struttura societaria porta alla costituzione di Bipielle Riscossioni SpA, che avrà il compito di esercitare, in regime di concessione, la funzione di riscossione tributi, nelle forme e nei modi previsti dal Ministero delle Finanze, e la gestione delle 1.000 tesorerie del Gruppo.

- **Settembre 2001**

Siglata l'intesa per la costituzione di una nuova SIM con Bsch
Il Santander Central Hispano Investment (SCHI) – la banca d'investimento di BSCH - la Banca Popolare di Lodi ed Efibanca, merchant bank del Gruppo, hanno siglato una Joint Venture paritetica per la costituzione di una SIM di negoziazione di diritto italiano. La nuova SIM utilizzerà la rete bancaria dei partner per la distribuzione di titoli e prodotti strutturati e consentirà al Gruppo Bipielle di unificare all'interno di un'unica struttura la quasi totalità delle operazioni di negoziazione titoli intermediati dalla Bipielle, con la possibilità di offrire il servizio anche ad altre banche di piccole e medie dimensioni.

- **Ottobre 2001**

Acquisito il ramo d'azienda della Banca Bipielle Centrosud
La Banca Popolare di Lodi perfeziona l'acquisizione del ramo d'azienda della Banca Bipielle Centrosud, dopo aver rilevato il controllo dell'intero capitale sociale. Le 17 filiali presenti in Molise, Lucania e Campania, oltre alla sede di Campobasso, vengono integrate nella rete della Banca Popolare di Lodi.
Gruppo Bipielle – Hopa: definita partnership strategica
La Banca Popolare di Lodi definisce un accordo quadro con Hopa S.p.A. e Fingruppo S.p.A. finalizzato a consolidare ulteriormente il rapporto di collaborazione tra i due Gruppi, con il conseguente ingresso della Bipielle nel patto di sindacato Hopa.

- **Novembre 2001**

Approvato progetto di fusione
Approvato il progetto di fusione per incorporazione di ICCRI-BFE, Bipielle Ducato S.p.A. e Bipielle Center S.p.A. nella Banca Popolare di Crema con il conseguente cambio di denominazione in ICCRI-BFE. Contestualmente, il progetto prevede la costituzione di una nuova società con denominazione, sede e assetto statutario della Banca Popolare di Crema che mantiene intatte le proprie peculiarità.
L'operazione consente di unificare le reti di Ducato e dei Bipielle Center in una nuova società denominata Bipielle Ducato, operante nel settore del credito al consumo, accentuandone conseguentemente il ruolo strategico all'interno del Gruppo Bipielle, e di riunire i sistemi di pagamento di ICCRI-BFE con le carte di credito e i processing del credito al consumo di Ducato, creando un polo industriale - finanziario di sviluppo strategico, rafforzando la matrice industriale di ICCRI-BFE.

Costituita Bipielle Società di Gestione del Credito S.p.A.
Prende il via il progetto di costituzione della nuova società per la gestione del credito denominata Bipielle Società di Gestione del Credito S.p.A., presso la quale verranno accentrate tutte le attività connesse al recupero crediti. La nuova società offre il vantaggio di garantire uniformità di indirizzo nella gestione delle partite anomale e assumere la gestione diretta delle sofferenze e la gestione diretta dei crediti provenienti anche da imprese esterne al Gruppo Bipielle.

- **Dicembre 2001**

Assemblea straordinaria Banca Popolare di Lodi
L'Assemblea dei soci ha approvato l'aumento di capitale a servizio dell'OPAS sul 100% del capitale della Banca Popolare del Trentino e dell'OPS sul 49% del capitale della Banca Popolare di Bronte. Inoltre ha prolungato fino al 31 dicembre 2003 la validità del Warrant azioni ordinarie Banca Bipielle.Net..

Principali eventi del Gruppo Bipielle nel 2002

- **Gennaio 2002**

Banca Popolare di Lodi sale al 19,93% di Investimenti Immobiliari Lombardi
Acquisita dal Gruppo Hopa un'ulteriore quota del 9,95% di Investimenti Immobiliari Lombardi, pari a n. 4.725.150 azioni, al prezzo in 5 euro per azione, per un investimento complessivo di 23,5 milioni di euro.. Con il perfezionamento dell'accordo la partecipazione detenuta dalla Banca Popolare di Lodi nel capitale della Investimenti Immobiliari Lombardi sale al 19,93%.L'operazione rientra nel progetto di integrazione avviato tra Bipielle Immobili SpA, società controllata dalla Banca Popolare di Lodi nella quale verranno conferiti tutti i cespiti immobiliari del Gruppo Bipielle, e Investimenti Immobiliari Lombardi, ed è finalizzata alla costituzione di una società altamente specializzata nel business immobiliare, in linea con le migliori società a livello nazionale.

- **Febbraio 2002**

Banca Popolare di Lodi siglato accordo con la Fondazione Cassa di Risparmio di Bolzano
Sottoscritto il protocollo d'intesa tra la Banca Popolare di Lodi e la Fondazione Cassa di Risparmio di Bolzano per consolidare i rapporti di partnership già esistenti tra il Gruppo Bipielle e la Cassa di Risparmio di Bolzano, partner commerciale nel settore del risparmio gestito con Bipielle Fondicri SGR e della bancassurance con Eurovita. In particolare, il protocollo prevede l'acquisizione da parte della Banca Popolare di Lodi di una partecipazione pari al 20% del capitale della Cassa di Risparmio di Bolzano S.p.A..

Inaugurata a Brescia Banca Valori S.p.A.
Prende il via a Brescia, nella prestigiosa sede di Corso Palestro, l'attività di Banca Valori S.p.A., la nuova banca private del Gruppo Bipielle, che vede la partecipazione nel capitale dal Gruppo Hopa e di alcuni soci bresciani.

- **Marzo 2002**

Inaugurata "Banca Popolare di Lodi London Branch"
Il Gruppo Bipielle approda sulla prestigiosa piazza finanziaria di Londra con una propria filiale denominata "Banca Popolare di Lodi London Branch". L'ingresso si è concretizzato con l'acquisizione del ramo d'azienda della filiale londinese del Banco di Napoli, presso la sede sita in 1 Moorgate, nel centro della City londinese.
Perfezionata operazione di spin off immobiliare per 418 milioni di euro
Il Gruppo Bipielle ha perfezionato l'operazione di spin off immobiliare attraverso il conferimento del patrimonio immobiliare detenuto dalle società del Gruppo in Bipielle Immobili S.p.A. Il conferimento ha riguardato oltre 1.200 unità immobiliari, per un valore complessivo di 418 milioni di Euro. Contestualmente Bipielle Immobili S.p.A., che già deteneva un patrimonio immobiliare di 183 milioni di euro, ha modificato il proprio statuto, assumendo la denominazione di Bipielle Real Estate S.p.A.
Conclusa con successo l'Opas sulla Banca Popolare del Trentino
Si è conclusa con un'adesione pari al 99.2% l'Opas amichevole lanciata dalla Banca Popolare di Lodi sul 100% del capitale della Banca Popolare del Trentino, per un investimento complessivo di circa 150 milioni di euro, corrisposti 50% cash e 50% azioni Banca Popolare di Lodi.

Press release – Lodi, 21 March 2002

Banca Popolare di Lodi Board Meeting

Plan to reorganise the Bank and the Group by business area given the go-ahead

English Translation

The Board of Directors unanimously approved a plan to reorganise and restructure the Bipielle Group with a view to increasing profitability and creating value for the shareholders and all other stakeholders.

In particular, the strategic repositioning plan that the Board approved will make it possible to simplify the structure of the Bipielle Group by area of business, with the retail banking networks on the one side and the product companies (investment bank, consumer bank and estate service) on the other.

It will also make it easier to simplify the corporate structure and improve governance of the Group, creating the conditions for significant development prospects and very important business opportunities. From a strategic point of view, on the other hand, it will contribute towards building a Group model that will be streamlined, efficient and with high growth potential, considering above all Bipielle's proven ability to carry out processes of complex restructuring that have helped raise profitability.

The restructuring project represents the continuation of the reorganisation initiated by the Group after the approval by the various boards involved of Banca Popolare di Crema' s absorption of ICCRI-BFE, Bipielle Ducato SpA and Bipielle Center SpA. This merger plan, which was announced to the market on 7 November 2001, will be submitted for approval by the shareholders of the various companies concerned on 12 April 2002 and will presumably be completed by the end of May 2002.

The restructuring plan will be implemented by means of a series of extraordinary operations, at the end of which all shareholdings in companies that carry on traditional banking activities will be held by Banca Popolare di Lodi through a new company called **Bipielle Retail Holding S.p.A.,** while all of the investments in companies that carry on activities of consumer banking, investment banking and estate service will be held by Banca Popolare di Lodi through an investment holding company that will be listed on an official market.

To be more precise, Banca Popolare di Lodi and ICCRI-BFE will transfer to Bipielle Retail Holding all of their equity investments in the Group's traditional banks and in other companies that are involved in activities that are closely related to traditional banking: Cassa di Risparmio di Imola, Banca Popolare di Crema, Cassa di Risparmio di Pisa, Cassa di Risparmio di Lucca, Cassa di Risparmi di Livorno, Banca Popolare del Trentino, Banca Valori, Bipielle Bank Suisse, Banca Bipielle Romagna, Banca Popolare di Mantova, 20% of Cassa di Risparmio di Bolzano, 30% of Cassa di Risparmio di Pescara, Tiepolo Finance, Bipielle ICT, Bipielle Riscossioni and Bipielle Società di Gestione del Credito. Bipielle Retail Holding SpA will be controlled by Banca Popolare di Lodi and will have a network of 700 branches which are due to become 800 by the end of 2002, once the plan for organic growth has been completed.

Concentration of the holdings in the fields of consumer banking, investment banking and estate service will take place first by Banca Popolare di Lodi acquiring the majority of IIL (Investimenti Immobiliari Lombardi SpA), a listed company, and immediately afterwards merging Bipielle Partecipazioni S.p.A. and ICCRI – BFE with IIL.

IIL, which will continue to be listed after the merger, will be controlled by Banca Popolare di Lodi, and will take on the name **Bipielle Investimenti S.p.A.** It will then act as an investment holding company with control over the Bipielle Group's non-banking companies.

More in detail, Bipielle Investimenti SpA will be active in three specific areas of business: Investment Banking with Efibanca and Bipielle Santander SIM; Consumer Banking, with Bipielle.Net, Bipielle Ducato, Bipielle Fondicri SGR and Bipielle Ducato Leasing; Estate Services, with Bipielle Real Estate.

To obtain control of IIL, of which Banca Popolare di Lodi already holds 19.9% of the shares and 29.9% of the voting rights, Bipielle intends to launch a voluntary takeover bid for 100% of the capital. The bid offers 4.38 euro per IIL share, which takes account of the weighted average market price for the last 12 months and the highest price paid by Banca Popolare di Lodi for these shares, in other words the price at which an obligatory takeover bid would have to be launched under current regulations. Bipielle's purpose over the next few days is to come to an agreement with one or more of IIL's current main shareholders. This would involve their acceptance of the restructuring plan explained above, and hence their non acceptance, or partial acceptance, of the takeover bid for IIL's shares. It would also involve an undertaking by these shareholders, at terms and conditions still to be agreed, to take part together with Bipielle in steps to raise the float so as to maintain IIL's listing (after the merger it will be called Bipielle Investimento). These agreements will also provide for a commitment on the part of the syndicate participants not to pull out of IIL when it is merged with Bipielle Partecipazioni and ICCRI-BFE.
The agreements could take the form of a shareholder syndicate in accordance with art. 122 of the Consolidated Finance Act.
Payment of the amount due will be financed by Banca Popolare di Lodi through its own funds, lodging securities in guarantee of same.

This bid will be promoted within the timeframe and according to the procedures foreseen by the applicable laws and regulations between the end of April and the first half of May, according to a calendar agreed with the pertinent authorities.

Once Banca Popolare di Lodi has control of IIL, the bid will be followed by IIL's absorption of Bipielle Partecipazioni and ICCRI – BFE, as explained above. The share exchange ratio for this merger will be defined prior to the start of the takeover bid for IIL and the merger will be resolved after it is completed.

Consequently, given these various extraordinary operations, IIL's shareholders will have three alternative opportunities:

- to remain shareholders of IIL after the merger, with diluted interests due to the share exchange which will explained in detail in the bid prospectus, as the merger projects will have been approved by the Boards of Directors of the companies taking part prior to publication of the bid document;
- to take up the bid offer;
- to pull out of IIL after the name change as a result of the merger for the amount and at the terms laid down in current regulations.

Banca Popolare di Lodi will commence the above operations as soon as possible once the necessary authorisations have been obtained from the Bank of Italy and the Anti-trust Authority.

Lodi, 21 March 2001

English Translation

Comunicato stampa – Lodi, 21 marzo 2002

CdA Banca Popolare di Lodi
Via libera al progetto di riorganizzazione societaria e organizzativa di Gruppo secondo aree di business

Il Consiglio di Amministrazione ha approvato all'unanimità un piano di riorganizzazione e ristrutturazione organizzativa e societaria del Gruppo Bipielle con l'obiettivo di aumentare la *redditività e creare valore per tutti gli azionisti e i portatori d'interessi.*
In particolare il piano di riposizionamento strategico approvato permetterà di semplificare la struttura del Gruppo Bipielle secondo aree di business individuate da una parte nelle banche rete retail e dall'altra in società prodotto (*investment bank*, *consumer bank* ed *estate service*)
Inoltre, consentirà di semplificare la struttura societaria e migliorare la governance di Gruppo, creando i presupposti per garantire importanti prospettive di sviluppo e opportunità imprenditoriali di assoluto rilievo. Sotto il profilo strategico contribuirà invece a costruire un modello di Gruppo semplice, efficiente e con elevate potenzialità di crescita, in considerazione soprattutto della comprovata capacità della Bipielle di completare processi di ristrutturazione complessi che hanno contribuito a incrementare la redditività.
Il progetto di ristrutturazione rappresenta il proseguimento della riorganizzazione avviata nel Gruppo, in seguito all'approvazione, da parte dei consigli competenti, del progetto di fusione per incorporazione di ICCRI-BFE, Bipielle Ducato SpA, Bipielle Center SpA in Banca Popolare di Crema. Tale progetto di fusione, comunicato al mercato in data 7 novembre 2001, sarà sottoposto alle Assemblee delle società interessate il prossimo 12 aprile 2002 e presumibilmente sarà completato entro maggio 2002.

Il progetto di ristrutturazione troverà realizzazione attraverso una serie di operazioni straordinarie, al termine delle quali tutte le partecipazioni delle società che svolgono attività bancaria tradizionale saranno detenute dalla Banca Popolare di Lodi attraverso una nuova società, denominata **Bipielle Retail** Holding **S.p.A.,** e tutte le partecipazioni nelle società che svolgono attività di *consumer banking*, *investment banking* e *estate service* saranno detenute dalla Banca Popolare di Lodi attraverso una holding di partecipazioni quotata in un mercato regolamentato.

Più precisamente a Bipielle Retail Holding saranno attribuite mediante conferimento da parte di Banca Popolare di Lodi e di ICCRI-BFE le partecipazioni nelle banche tradizionali del Gruppo e nelle società strettamente legate all'attività bancaria tradizionale: Cassa di Risparmio di Imola, Banca Popolare di Crema, Cassa di Risparmio di Pisa, Cassa di Risparmio di Lucca, Cassa di Risparmi di Livorno, Banca Popolare del Trentino, Banca Valori, Bipielle Bank Suisse, Banca Bipielle Romagna, Banca Popolare di Mantova, il 20% della Cassa di Risparmio di Bolzano, il 30% della Cassa di Risparmio di Pescara, Tiepolo Finance, Bipielle ICT, Bipielle Riscossioni e Bipielle Società di Gestione del Credito. Bipielle Retail Holding SpA sarà controllata dalla Banca Popolare di Lodi, insieme potranno disporre di una rete di 700 filiali che diventeranno 800 entro la fine del 2002 in seguito al completamento del piano di crescita per linee interne.

L'accentramento delle partecipazioni nelle aree del consumer banking, dell'investment banking e dell'estate service avverrà dapprima mediante l'acquisizione da parte di Banca Popolare di Lodi del controllo maggioritario del capitale sociale di IIL (Investimenti Immobiliari Lombardi Spa), società quotata in borsa, e immediatamente dopo mediante la fusione per incorporazione di Bipielle Partecipazioni S.p.A. e di ICCRI – BFE in IIL .
IIL che rimarrà quotata in borsa anche dopo la fusione, sarà controllata da Banca Popolare di Lodi, assumerà la denominazione di **Bipielle Investimenti S.p.A.** e svolgerà la funzione di Holding di partecipazione, che deterrà il controllo delle imprese non bancarie del Gruppo Bipielle.

Più in particolare Bipielle Investimenti Spa sarà attiva in tre specifiche aree di business: ***Investment Banking***, con Efibanca e Bipielle Santander SIM; ***Consumer Banking***, con

Bipielle.Net, Bipielle Ducato, Bipielle Fondicri SGR e Bipielle Ducato Leasing; ***Estate Services,*** con Bipielle Real Estate.

Specificamente Banca Popolare di Lodi, per conseguire il controllo maggioritario del capitale sociale di IIL, società di cui Bipielle detiene il 19,9% del capitale, nonché il 29,9% dei diritti di voto, intende lanciare un'offerta pubblica volontaria sul 100% del capitale sociale. Il corrispettivo dell'offerta per ogni azione di IIL è stato stabilito in **euro 4,38,** quantificato tenendo conto della media tra il prezzo medio ponderato di mercato degli ultimi 12 mesi e il prezzo più elevato pagato dalla Banca Popolare di Lodi per l'acquisizione della partecipazione citata e quindi pari al prezzo che si verrebbe a determinare ai sensi della normativa vigente in caso di lancio del'OPA obbligatoria, in quanto l'obiettivo di Bipielle è quello di arrivare nei prossimi giorni alla definizione di accordi con uno o più degli attuali principali azionisti di IIL aventi ad oggetto, da un lato, l'adesione degli stessi al progetto industriale di ristrutturazione di cui sopra, e quindi la non adesione o la parziale adesione degli stessi all'OPA sulle azioni IIL di loro proprietà, e, dall'altro, l'impegno degli stessi azionisti, nei termini che verranno convenuti, a partecipare con Bipielle alle iniziative di incremento del flottante per mantenere la quotazione di IIL (ridenominata dopo la fusione Bipielle Sviluppo). *Detti accordi prevederanno inoltre l'impegno dei pattisti a non recedere da IIL in* occasione della suddescritta fusione con Bipielle Partecipazioni e ICCRI-BFE.
Detti accordi potrebbero qualificarsi come patto parasociale ai sensi dell'art. 122 del T.U.F.
Il pagamento del corrispettivo sarà finanziato dalla Banca Popolare di Lodi attraverso mezzi propri costituendo titoli a garanzia dello stesso.

La predetta offerta pubblica sarà promossa nei tempi e secondo le procedure previste dalle leggi e regolamenti applicabili, entro la fine del prossimo mese di aprile–prima metà di maggio e si effettuerà secondo il calendario concordato con le competenti autorità.

All'offerta pubblica, farà seguito, una volta che Banca Popolare di Lodi abbia ottenuto il controllo maggioritario di IIL, la descritta fusione per incorporazione di Bipielle Partecipazioni e di ICCRI – BFE. Il rapporto di concambio per la descritta fusione sarà definito prima dell'inizio dell'Opa su IIL e la fusione sarà deliberata dopo la chiusura della stessa.

Conseguentemente, in virtù delle operazioni straordinarie complessivamente considerate, gli azionisti della IIL disporranno di tre opportunità alternative:
- restare soci di IIL anche dopo la fusione, con quote diluite per effetto dei concambi azionari la cui entità sarà resa nota nel documento dell'offerta pubblica, in quanto i progetti di fusione saranno stati approvati dai Consigli d'amministrazione delle società partecipanti prima della pubblicazione del documento di offerta;
- aderire all'Offerta pubblica;
- recedere da IIL a seguito del cambiamento dell'oggetto sociale per effetto della descritta fusione *al corrispettivo e ai termini previsti dalla vigente normativa.*

Banca Popolare di Lodi darà corso alle operazioni sopra illustrate nei tempi più brevi possibili ottenute le autorizzazioni delle autorità competenti (Banca d'Italia e Autorità Antitrust).

Lodi, 21 marzo 2002

SITUAZIONE INIZIALE


POP.LODI
85%
BPL PARTEC.
29,90%
IIL
30,10%
36,10%
BFE
Frabboni e altre società
BPL REAL ESTATE
BPL SANTANDER
FINOA/EUROVITA
BPL RISCOSSIONI
BPL ICT
TIEPOLO FINANCE
BPL ROMAGNA
POP.MANTOVA
BANCA VALORI
BPL SUISSE
BRONTE
BPL NET
TRENTINO
SPARKASSE (20%)
CRIMOLA
POP.CREMA
CRPISA
CRLIVORNO
CRLUCCA
BPL SOC GE CR
CARIPE (30%)
BPL DUCATO
BPL FONDICRI
ITALFORTUNE
EFIBANCA
BPL LEASING
B2BIPIELLE


SITUAZIONE FINALE
POP. LODI
80%
69%
Flottante pre OPV 12%
BPL RETAIL SPA
20%
BIPIELLE INVESTIMENTI SPA (Quotata - Ex IIL)
BPL ROMAGNA
POP. MANTOVA
BANCA VALORI
BPL SUISSE
BPL ICT
TIEPOLO FINANCE
BPL RISCOSSIONI
TRENTINO
SPARKASSE (20%)
CR IMOLA
POP. CREMA
CR PISA
CR LIVORNO
CR LUCCA
BPL Soc Gest.Cr
CARIPE (30%)
NUOVA BFE
EFIBANCA
BPL SANTANDER
BPL DUCATO
BPL FONDICRI
ITALFORTUNE
BPL LEASING
B2BIPIELLE
FINOA EUROVITA
BPL NET
BPL REAL ESTATE
Frabboni
Retail Banks
Investment Banking
Consumer Banking
Estate Service